March 30, 2012

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Re:	H&R Block, Inc.
Form 10-K for the fiscal year ended April 30, 2011
Filed June 23, 2011
Form 10-Q for the quarterly period ended October 31, 2011
Filed December 5, 2011
File No. 001-06089

Dear Mr. Spirgel:

In response to follow-up discussions we have conducted with you concerning comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated February 23, 2012, to H&R Block, Inc. (“Company,” “we,” or “our”), we submit the following supplemental information. The Staff’s comments, indicated in bold, are followed by our responses.

We acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in our SEC filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Quarterly Period Ended October 31, 2011

Notes to Condensed Consolidated Financial Statements

11. Commitments and Contingencies

Discontinued Operations – Mortgage Operations, page 16

1.	We note that SCC received $483 million in claims in the second quarter of fiscal year 2012, which is a significant increase over the number of claims received in prior quarters. We also note that the liability for losses on repurchases increased by $20 million during the latest interim period, which represents about 4 percent of the claims received. This appears to be a lower provision than the liability for losses recorded at the beginning of the interim period compared to cumulative claims received. Tell us in detail how you determined the liability for losses as it relates to these claims and evaluated the reasonableness of the provision compared to previous claims.

United States Securities and Exchange Commission

Mr. Larry Spirgel

March 30, 2012

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Supplemental information:

Reserve Methodology

Sand Canyon Corporation and its subsidiaries (SCC) record a liability related to representation and warranty obligations based on estimated probable losses for claims received that are pending review and for projected future claims. To estimate losses, SCC takes into account loan file access by third parties, the historical rate at which claims have been asserted, loss severities, loan performance (number of payments made prior to an event of default), the rate at which asserted claims have been deemed valid (“validity rates”), insurance coverage related to loans and securitizations, and the counterparties asserting claims. SCC reviews its assumptions on a quarterly basis, and if appropriate, updates its assumptions to reflect relevant experience and trends.

SCC utilizes certain data provided by third-party loan servicers in estimating losses. Such information includes the outstanding balance of loans, whether loans have defaulted, the timing of when loans went into default, and requests by third parties for access to loan files.

SCC has observed a high correlation between loan performance and validity rates, and has observed that validity rates are higher for loans that default within the first 24 months after origination. Taking into account the historical rate at which claims have been asserted, validity rates, and loss severities, accrued losses on loan files accessed related to loans that defaulted within the first 24 months after origination have approximated 10-14 percent.

Historical Context

SCC ceased originating loans at the end of calendar year 2007 and sold its servicing business in April 2008. At April 30, 2008, SCC had established a liability of $243 million for estimated losses related to future claims for alleged breaches of representation and warranty claims. That liability included $50 million related to an indemnification agreement with a single counterparty. SCC made claim payments equal to the full amount of the indemnification obligation by April 30, 2011, thereby satisfying the corresponding liability. The remaining portion of the April 2008 liability ($193 million) related principally to estimated probable losses on unasserted claims. Actual losses through April 30, 2011 totaled $67 million.

United States Securities and Exchange Commission

Mr. Larry Spirgel

March 30, 2012

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Recent Loan File Activity and Related Loss Provisions

The principal amount of loan files accessed by third parties, as reported to SCC by the loan servicer, and related loss provisions for the quarterly periods ended April 30, July 31 and October 31, 2011 are as follows:

($ in millions)
	Quarter Ended April 30, 2011	Quarter Ended July 31, 2011	Quarter Ended October 31, 2011
Loan File Access[1]	$769	$—	$2,316

Defaulted in First 24 Months	$253	$—	$420

Assumed Loss Rate[2]	14%		10%

Provision Based on Loan File Access	36	—	41

Other Adjustments[3]	(36)	—	(21)

Total Loss Provision	$—	$—	$20

[1]

Represents unpaid principal balance on 2006-2007 vintage loans for loan files that were accessed by third parties. Does not include loan file access related to loans which have insurance coverage as such loans were previously contemplated in the accrual balance.

[2]

Assumed loss rate represents the estimated rate at which claims will be asserted multiplied by assumed validity rates multiplied by loss severities. Losses are calculated on loans that defaulted within the first 24 months after origination. Estimated losses on other loans are immaterial. Loss rates declined in the quarter ended October 31, 2011 primarily due to a reduction in the estimated rate at which claims will be asserted.

[3]	Other adjustments are described in further detail in the following paragraphs.

Quarter Ended April 30, 2011

SCC’s liability for representation and warranty claims declined by $29 million during the quarter ended April 30, 2011, which represented paid losses on settled claims of $5 million and payment of SCC’s remaining obligation under its indemnification agreement with a single counterparty of $24 million.

SCC increased its estimate of losses on unasserted claims by $36 million primarily as a result of the principal amount of loan files accessed ($253 million) on loans which defaulted within the first two years after origination. As discussed above, loss rates have ranged between 10-14 percent of loan files accessed on loans that defaulted within 24 months of origination. Additionally, SCC reduced its estimate of contingent liabilities related to unasserted claims on certain NIM-bonds that had matured with no claim asserted by the bond insurer. SCC determined that it was no longer probable that claims related to these bonds would be asserted. As a result of these items, there was no loss provision recorded during the quarter.

Thus, the liability at April 30, 2011 totaled $126 million, consisting of estimated losses on asserted claims of $3 million, and estimated losses on unasserted claims of $123 million. Based on actual losses through April 30, 2011 and given the portion of SCC’s liability that related to unasserted claims, we concluded that the accrual was adequate.

Quarter Ended July 31, 2011

SCC’s liability for representation and warranty claims essentially remained unchanged for the quarter ended July 31, 2011. Claims asserted were immaterial and considered in SCC’s prior loss estimates. There were no instances of loan file access reported by the loan servicer to SCC during the quarter.

United States Securities and Exchange Commission

Mr. Larry Spirgel

March 30, 2012

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Quarter Ended October 31, 2011

SCC’s liability for representation and warranty claims increased by $17 million during the quarter ended October 31, 2011, which represented a net loss provision of $20 million, partially offset by paid losses on settled claims totaling $3 million.

A provision was recorded for estimated losses on unasserted claims of $41 million as a result of the principal amount of loan files accessed in the quarter ($420 million) on loans which defaulted within the first two years after origination. As discussed above, loss rates have ranged between 10-14 percent of loan files accessed on loans that defaulted within 24 months of origination. Changes in assumptions during the quarter, principally involving the rate at which claims will be asserted, resulted in a reduction to previously accrued losses totaling $21 million. Such changes were prompted by experience related to recent claim activity.

In addition to loan files accessed, claims in the principal amount of $483 million were asserted during the quarter, including claims of $394 million asserted by private label securitization trustees on behalf of bondholders, $86 million by monoline insurers, and $3 million by GSEs. Claims asserted by private label securitization trustees on behalf of bondholders related principally to loan files accessed during the quarter ended April 30, 2011, and liabilities for estimated losses were previously recorded in the fourth quarter of our 2011 fiscal year, as described above. Similarly, liabilities for estimated losses pertaining to claims of monoline insurers were recorded in prior quarters.

The liability at October 31, 2011 totaled $143 million, consisting of estimated losses on asserted claims of $25 million, and estimated losses on unasserted claims of $118 million.

Quarterly Rollforward of Accrual Balance

A rollforward of SCC’s accrual for losses related to representation and warranty obligations for the quarters ended April 30, July 31, and October 31, 2011 is as follows:

($ in millions)
	Quarter Ended April 30, 2011	Quarter Ended July 31, 2011	Quarter Ended October 31, 2011
Beginning Balance	$155	$126	$126

Loss provision	—	—	20
Losses on repurchase and indemnifications	(5)	—	(3)
Payments under indemnity agreement	(24)	—	—

Ending Balance	$126	$126	$143

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Events, page 30

2.

We note that in the first quarter of fiscal year 2012 you recorded an $85.4 million impairment of goodwill in connection with the sale of RSM. We also note, based on disclosure in Note 9 of your Form 10-K for the fiscal year ended April 30, 2011, that

United States Securities and Exchange Commission

Mr. Larry Spirgel

March 30, 2012

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you tested goodwill for impairment in the fourth quarter of fiscal year 2011. The fourth quarter test did not result in any impairment in the Business Service segment. With a view towards expanding your disclosure in future filings when applicable, please tell us about the methodology you used to estimate the fair value of your reporting unit. Identify in your response any significant assumptions or estimates that changed between the fourth quarter of fiscal year 2011 and the first quarter 2012 that resulted in an $85.4 million impairment.

Supplemental information:

For the fiscal year 2011 annual impairment test of our RSM McGladrey (“RSM”) reporting unit, we carried forward the discounted cash flow analysis we prepared for the fiscal year ended April 30, 2010. We were able to carry forward our previous analysis because all of the criteria from Accounting Standards Codification (ASC) 350-20-35-29 had been met. In addition, the estimated fair value of RSM from our previous analysis exceeded the carrying value by a substantial margin (approximately 30 percent).

On June 16, 2011, McGladrey & Pullen (“M&P”) submitted an offer at an amount approximately 31 percent below the carrying value of RSM. Management did not believe this was a reasonable offer for RSM and did not consider accepting the offer.

Because the offer received from M&P was substantially below carrying value, we reevaluated our fair value estimates. In addition to considering the recent financial results of RSM and estimates of future cash flows, we also considered valuation multiples of comparable consulting companies. Based on the market comparable data, the implied fair value of the RSM reporting unit ranged between approximately $830 million and $1 billion, or 15-42 percent greater than its carrying value at April 30, 2011.

As such, we concluded that the likelihood of the fair value of the RSM reporting unit being less than its current carrying value was remote. Thus, we did not consider the offer from M&P to be a triggering event for a possible impairment. This analysis occurred prior to the filing of our Annual Report on Form 10-K for the fiscal year ended April 30, 2011, which we filed with the Commission on June 23, 2011.

Please contact me at (816) 854-4260 if additional information is necessary in response to the Staff’s comments.

Sincerely,

/s/ Jeffrey T. Brown
Chief Financial Officer
H&R Block, Inc.

cc:	William C. Cobb, Chief Executive Officer
Colby Brown, Corporate Controller
Tom Gerke, General Counsel
Howard Cohen, Partner, Deloitte & Touche LLP
David Baker Lewis, Audit Committee Chairman